                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                       Under the Securities Exchange Act of 1934

                                  (AMENDMENT NO. 3)<F*>

                                CAPITAL BANCORPORATION, INC.
-------------------------------------------------------------------------------
                                   (Name of Issuer)

                    Common Stock and Common Stock Purchase Warrants
-------------------------------------------------------------------------------
                            (Title of Class of Securities)

                       139744 10 6, 139744 11 4 and 139744 12 2
-------------------------------------------------------------------------------
                                    (CUSIP Number)

                                    Angela F. Braly
                             Lewis, Rice & Fingersh, L.C.
                            500 North Broadway, Suite 2000
                       St. Louis, Missouri  63102 (314) 444-7600
-------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)
                                   October 17, 1995
-------------------------------------------------------------------------------
                             (Date of Event Which Requires
                               Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box (  ).

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 18 Pages

CUSIP No.     139744 10 6
              139744 11 4
              139744 12 2
-------------------------------------------------------------------------------

     1)    Name of Reporting Person (S.S. or I.R.S. Identification
           No. of Above Person):
              William G. Lauber, as Trustee
-------------------------------------------------------------------------------

     2)    Check the Appropriate Box if a Member of a Group (See
           Instructions).
              (a)     ( X )
              (b)     (   )
-------------------------------------------------------------------------------

     3)    SEC Use Only
-------------------------------------------------------------------------------

     4)    Source of Funds:  Not Applicable
-------------------------------------------------------------------------------

     5)    Check Box If Disclosure of Legal Proceedings is Required
           Pursuant to Items (2d) or 2(e).
           (  )
-------------------------------------------------------------------------------

     6)    Citizenship or Place of Organization:
           U.S. Citizen
-------------------------------------------------------------------------------

     Number of Shares Beneficially Owned by Each Reporting Person With:
           7)    Sole Voting Power:  -0-
           8)    Shared Voting Power:  603,142
           9)    Sole Dispositive Power:  -0-
           10)   Shared Dispositive Power:  603,142
-------------------------------------------------------------------------------

     11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
                      603,142 shares (See Item 5 below)
-------------------------------------------------------------------------------

     12)   Check if the Aggregate Amount in Row (11) Excludes Certain
           Shares (See Instructions):
           (  )
-------------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row 11: 18.7% (See Item 5 below).

-------------------------------------------------------------------------------

     14)   Type of Reporting Person (See Instructions):  IN
-------------------------------------------------------------------------------

                        Page 2 of 18 Pages

CUSIP No.  139744 10 6
           139744 11 4
           139744 12 2
-------------------------------------------------------------------------------

     1)    Name of Reporting Person (S.S. or I.R.S. Identification
           No. of Above Person):
                 Douglas D. Hommert, as Trustee
-------------------------------------------------------------------------------

     2)    Check the Appropriate Box if a Member of a Group (See Instructions).
                 (a)     ( X )
                 (b)     (   )
-------------------------------------------------------------------------------
     3)    SEC Use Only
-------------------------------------------------------------------------------

     4)    Source of Funds:  Not Applicable
-------------------------------------------------------------------------------

     5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
           (  )
-------------------------------------------------------------------------------

     6)    Citizenship or Place of Organization:
           U.S. Citizen
-------------------------------------------------------------------------------

     Number of Shares Beneficially Owned by Each Reporting Person With:
           7)    Sole Voting Power:  -0-
           8)    Shared Voting Power:  603,142
           9)    Sole Dispositive Power:  -0-
           10)   Shared Dispositive Power:  603,142
-------------------------------------------------------------------------------

     11)   Aggregate Amount Beneficially Owned by Each Reporting Person:
                           603,142 shares (See Item 5 below)
-------------------------------------------------------------------------------

     12)   Check if the Aggregate Amount in Row (11) Excludes Certain
           Shares (See Instructions):
           (  )
-------------------------------------------------------------------------------

     13)   Percent of Class Represented by Amount in Row 11: 18.7% (See
           Item 5 below)
-------------------------------------------------------------------------------

     14)   Type of Reporting Person (See Instructions):  IN
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                        Page 3 of 18 Pages

CUSIP No.  139744 10 6
           139744 11 4
           139744 12 2
-------------------------------------------------------------------------------

     1)    Name of Reporting Person (S.S. or I.R.S. Identification No. of
           Above Person):
                 Capital Trust dated February 4, 1994
-------------------------------------------------------------------------------

     2)    Check the Appropriate Box if a Member of a Group (See Instructions).
                 (a)     ( X )
                 (b)     (   )
-------------------------------------------------------------------------------

     3)    SEC Use Only
-------------------------------------------------------------------------------

     4)    Source of Funds:  Not Applicable
-------------------------------------------------------------------------------

     5)    Check Box If Disclosure of Legal Proceedings is Required Pursuant
           to Items (2d) or 2(e).
           (  )
-------------------------------------------------------------------------------

     6)    Citizenship or Place of Organization:
           Trust Governed by the Laws of the State of Missouri
-------------------------------------------------------------------------------

     Number of Shares Beneficially Owned by Each Reporting Person With:
           7)    Sole Voting Power:  391,942
           8)    Shared Voting Power:  -0-
           9)    Sole Dispositive Power:  391,942
           10)   Shared Dispositive Power:  -0-
-------------------------------------------------------------------------------

     11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

                                    391,142 shares
-------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
           (  )
-------------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row 11: 12.3% (See Item 5 below)
-------------------------------------------------------------------------------

     14)   Type of Reporting Person (See Instructions):  OO
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                        Page 4 of 18 Pages

CUSIP No.        139744 10 6
                 139744 11 4
                 139744 12 2
-------------------------------------------------------------------------------

     1) Name of Reporting Person (S.S. or I.R.S. Identification No. of Above Person):
                 PAN Bank Trust dated February 11, 1994
-------------------------------------------------------------------------------

     2)    Check the Appropriate Box if a Member of a Group (See Instructions).
                 (a)     ( X )
                 (b)     (   )
-------------------------------------------------------------------------------

     3)    SEC Use Only
-------------------------------------------------------------------------------

     4)    Source of Funds:  Not Applicable
-------------------------------------------------------------------------------

     5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items (2d) or 2(e).
           (  )
-------------------------------------------------------------------------------

     6)    Citizenship or Place of Organization:
           Trust Governed by the Laws of the State of Missouri
-------------------------------------------------------------------------------

     Number of Shares Beneficially Owned by Each Reporting Person With:
           7)    Sole Voting Power:  52,800
           8)    Shared Voting Power:  -0-
           9)    Sole Dispositive Power:  52,800
           10)   Shared Dispositive Power:  -0-
-------------------------------------------------------------------------------

     11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

                                     52,800 shares
-------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
           (  )
-------------------------------------------------------------------------------

     13)   Percent of Class Represented by Amount in Row 11: 1.7% (See Item 5
           below)
-------------------------------------------------------------------------------

     14)   Type of Reporting Person (See Instructions):  OO
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                        Page 5 of 18 Pages

CUSIP No.        139744 10 6
                 139744 11 4
                 139744 12 2
-------------------------------------------------------------------------------

     1) Name of Reporting Person (S.S. or I.R.S. Identification No. of Above Person):
                 CNN Bank Trust dated February 11, 1994
-------------------------------------------------------------------------------

     2)    Check the Appropriate Box if a Member of a Group (See Instructions).
                 (a)     ( X )
                 (b)     (   )
-------------------------------------------------------------------------------

     3)    SEC Use Only
-------------------------------------------------------------------------------

     4)    Source of Funds:  Not Applicable
-------------------------------------------------------------------------------

     5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items (2d) or 2(e).
           (  )
-------------------------------------------------------------------------------

     6)    Citizenship or Place of Organization:
           Trust Governed by the Laws of the State of Missouri
-------------------------------------------------------------------------------

     Number of Shares Beneficially Owned by Each Reporting Person With:
           7)    Sole Voting Power:  52,800
           8)    Shared Voting Power:  -0-
           9)    Sole Dispositive Power:  52,800
           10)   Shared Dispositive Power:  -0-
-------------------------------------------------------------------------------

     11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

                                     52,800 shares
-------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
           (  )
-------------------------------------------------------------------------------

     13)   Percent of Class Represented by Amount in Row 11: 1.7% (See Item 5
           below)
-------------------------------------------------------------------------------

     14)   Type of Reporting Person (See Instructions):  OO
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------



                        Page 6 of 18 Pages

CUSIP No.        139744 10 6
                 139744 11 4
                 139744 12 2
-------------------------------------------------------------------------------

     1) Name of Reporting Person (S.S. or I.R.S. Identification No. of Above Person):
                 JJN Bank Trust dated February 4, 1994
-------------------------------------------------------------------------------

     2)    Check the Appropriate Box if a Member of a Group (See Instructions).
                 (a)     ( X )
                 (b)     (   )
-------------------------------------------------------------------------------

     3)    SEC Use Only
-------------------------------------------------------------------------------

     4)    Source of Funds:  Not Applicable
-------------------------------------------------------------------------------

     5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items (2d) or 2(e).
           (  )
-------------------------------------------------------------------------------

     6)    Citizenship or Place of Organization:
           Trust Governed by the Laws of the State of Missouri
-------------------------------------------------------------------------------

     Number of Shares Beneficially Owned by Each Reporting Person With:
           7)    Sole Voting Power:  52,800
           8)    Shared Voting Power:  -0-
           9)    Sole Dispositive Power:  52,800
           10)   Shared Dispositive Power:  -0-
-------------------------------------------------------------------------------

     11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

                                     52,800 shares
-------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
           (  )
-------------------------------------------------------------------------------

     13)   Percent of Class Represented by Amount in Row 11: 1.7% (See Item 5
           below)
-------------------------------------------------------------------------------

     14)   Type of Reporting Person (See Instructions):  OO
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                        Page 7 of 18 Pages

CUSIP No.        139744 10 6
                 139744 11 4
                 139744 12 2
-------------------------------------------------------------------------------

     1) Name of Reporting Person (S.S. or I.R.S. Identification No. of Above Person):
                 MDN Bank Trust dated February 4, 1994
-------------------------------------------------------------------------------

     2)    Check the Appropriate Box if a Member of a Group (See Instructions).
                 (a)     ( X )
                 (b)     (   )
-------------------------------------------------------------------------------

     3)    SEC Use Only
-------------------------------------------------------------------------------

     4)    Source of Funds:  Not Applicable
-------------------------------------------------------------------------------

     5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items (2d) or 2(e).
           (  )
-------------------------------------------------------------------------------

     6)    Citizenship or Place of Organization:
           Trust Governed by the Laws of the State of Missouri
-------------------------------------------------------------------------------

     Number of Shares Beneficially Owned by Each Reporting Person With:
           7)    Sole Voting Power:  52,800
           8)    Shared Voting Power:  -0-
           9)    Sole Dispositive Power:  52,800
           10)   Shared Dispositive Power:  -0-
-------------------------------------------------------------------------------

     11)   Aggregate Amount Beneficially Owned by Each Reporting Person:

                                     52,800 shares
-------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
           (  )
-------------------------------------------------------------------------------

     13)   Percent of Class Represented by Amount in Row 11: 1.7% (See Item 5
           below)
-------------------------------------------------------------------------------

     14)   Type of Reporting Person (See Instructions):  OO
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------


                        Page 8 of 18 Pages

     This Amendment No. 3 to Schedule 13D restates Items 1, 2 and
6 and amends Items 3, 4, 5 and 7 of Schedule 13D filed jointly on
April 26, 1994, and amended on October 19, 1994 and on November 18,
1994.


Item 1.  Security and Issuer.
------   -------------------

     Item 1 is hereby restated in its entirety as follows:

The title of the class of equity securities to which this
Schedule 13D relates is:

Common Stock, Par Value $0.10 per share ("Common Stock"), Common
Stock Purchase Warrants ("Warrants"), and New Common Stock Purchase Warrants ("New Warrants") of Capital Bancorporation, Inc. (the
"Company").

Each Warrant represents the right to purchase one additional share of Common Stock at a price of $18.50 per share (subject to adjustment pursuant to antidilution rights) from the date of issuance through expiration of the Warrants on December 31, 1994.

Each New Warrant represents the right to purchase one additional share of Common Stock at a price of $16.50 per share (subject to adjustment pursuant to antidilution rights) from February 29, 1992 through expiration of the New Warrants on December 31, 1995.

The name and address of the principal executive offices of the issuer of such securities is:

Capital Bancorporation, Inc.
407 North Kingshighway
Cape Girardeau, Missouri  63701


Item 2.  Identity and Background.
------   -----------------------

     Item 2 is hereby restated in its entirety as follows:

This statement is filed by the following persons:

William G. Lauber:  William G. Lauber is an employee of Sterling
-----------------
Capital Management, Inc. His office address is 12300 Old Tesson Road, Suite 100C, St. Louis, Missouri 63128. Mr. Lauber has not, within the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).
Mr. Lauber has not, within the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Lauber is a citizen of the Unites States of America.

Douglas D. Hommert:  Douglas D. Hommert is a member in the law firm
------------------
of Lewis, Rice & Fingersh, L.C. Mr. Hommert's business address is 500 N. Broadway, Suite 2000, St. Louis, Missouri 63101.


                        Page 9 of 18 Pages

Mr. Hommert has not, within the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any). Mr. Hommert has not, within the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Hommert is a citizen of the United States of America.

Capital Trust dated February 4, 1994:  The Capital Trust dated
------------------------------------
February 4, 1994 (the "Capital Trust") is an irrevocable trust created by P.A. Novelly for the benefit of himself, his wife and their descendants. P.A. Novelly no longer has investment or voting power over securities held by the Capital Trust. Such power rests solely with the Co-Trustees of the Capital Trust, who must agree on any particular course of action with respect to voting or investing.

PAN Bank Trust dated February 11, 1994:  The PAN Bank Trust dated
--------------------------------------
February 11, 1994 (the "PAN Bank Trust") is an irrevocable trust created by P.A. Novelly, II, for the benefit of himself, his wife and his descendants. P.A. Novelly, II no longer has investment or voting power over securities held by the PAN Bank Trust. Such power rests solely with the Co-Trustees of the PAN Bank Trust, who must agree on any particular course of action with respect to voting or investing.

CNN Bank Trust dated February 11, 1994:  The CNN Bank Trust dated
--------------------------------------
February 11, 1994 (the "CNN Bank Trust") is an irrevocable trust created by Chandra N. Niemann, for the benefit of herself, her husband and her descendants. Chandra N. Niemann no longer has investment or voting power over securities held by the CNN Bank Trust. Such power rests solely with the Co-Trustees of the CNN Bank Trust, who must agree on any particular course of action with respect to voting or investing.

JJN Bank Trust dated February 4, 1994:  The JJN Bank Trust dated
-------------------------------------
February 4, 1994 (the "JJN Bank Trust") is an irrevocable trust created by P.A. Novelly for the benefit of his minor child and his future descendants. Mr. Novelly no longer has investment or voting power over securities held by the JJN Bank Trust. Such power rests solely with the Co-Trustees of the JJN Bank Trust, who must agree on any particular course of action with respect to voting or investing.

MDN Bank Trust dated February 4, 1994:  The MDN Bank Trust dated
-------------------------------------
February 4, 1994 (the "MDN Bank Trust") is an irrevocable trust created by P.A. Novelly for the benefit of his minor child and his future descendants. Mr. Novelly no longer has investment or voting power over securities held by the MDN Bank Trust. Such power rests solely with the Co-Trustees of the MDN Bank Trust, who must agree on any particular course of action with respect to voting or investing.

     The address of each of the above-described trusts is 8182 Maryland Avenue, Suite 500, Clayton, Missouri 63105. No trust has, within the past five years, been convicted in any criminal proceeding. None of the trusts have, within the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such trust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                        Page 10 of 18 Pages

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------
     Item 3 is hereby amended and restated in its entirety as follows:

On March 8, 1994, 117,471 shares of Common Stock of the Company and 89,471 of the New Warrants of the Company were transferred from P.A. Novelly, II and John K. Pruellage, as Co-Trustees of the Novelly Exempt Trust dated 8-12-1992 to the Capital Trust. On March 8, 1994, 30,150 shares of Common Stock of the Company and 10,150 of the New Warrants of the Company were transferred from certain trusts to the PAN Bank Trust. On March 8, 1994, 30,150 shares of Common Stock of the Company and 10,150 of the New Warrants of the Company were transferred from certain trusts to the CNN Bank Trust. On March 31, 1994, 30,150 shares of Common Stock of the Company and 10,150 of the New Warrants of the Company were transferred from certain trusts to the JJN Bank Trust. On April 8, 1994, 30,150 shares of Common Stock of the Company and 10,150 of the New Warrants of the Company were transferred from certain trusts to the MDN Bank Trust. Each of these trusts is an irrevocable trust, in which the grantors and beneficiaries have no investment or voting power over securities held by such trust.
Such power rests solely with the Co-Trustees, who must agree on any particular course of action with respect to voting or investing. Each of these transfers was made for estate planning purposes.

     An additional 185,000 shares of Common Stock of the Company were acquired by the Capital Trust as follows: (i) on March 23, 1994, 5,000 shares at a per share price of $21.00; (ii) on March 31, 1994, 2,500 shares at a per share price of $21.00; (iii) on April 4, 1994, 2,500 shares at a per share price of $21.00; (iv) on April 5, 1994, 5,000 shares at a per share price of $20.75; (v) on August 19, 1994, 6,000 shares at a per share price of $22.38; (vi) on August 26, 1994, 5,000 shares at a per share price of $23.25;
(vii) on October 11, 1994, 9,000 shares at a per share price of $24.38; and (viii) on October 12, 1994, 150,000 shares at a per share price of $24.38.

     On October 12, 1994, each of the PAN Bank Trust, the CNN Bank Trust, the JJN Bank Trust and the MDN Bank Trust acquired 12,500 shares of Common Stock of the Company at a per share price of $24.38.

     On October 17, 1995, Capital Trust exercised all of its New Warrants to acquire 89,471 shares of Common Stock of the Company at a per share exercise price of $16.50. No funds were borrowed by Capital Trust to finance any exercise of the New Warrants described herein.

     On October 17, 1995, each of the PAN Bank Trust, the CNN Bank Trust, the JJN Bank Trust and the MDN Bank Trust exercised all of their respective New Warrants to acquire 10,150 shares of Common Stock of the Company at a per share exercise price of $16.50. The exercise of the New Warrants by these Trusts was financed through margin loans from Bear, Stearns & Co. to each such Trust. The loan to each Trust was in the amount of approximately $67,000 and bears interest at a rate of 7.75%.

Item 4.  Purpose of the Transaction.
------   --------------------------

     Item 4 is hereby amended and restated in its entirety as follows:

All of the Shares and Warrants that William G. Lauber and
Douglas D. Hommert control as Co-Trustees of the Capital Trust, the
PAN Bank Trust, the CNN Bank Trust, the JJN Bank Trust and the MDN Bank

                        Page 11 of 18 Pages

Trust, were transferred to such trusts for estate planning purposes. Upon the request of the Novelly's, both William G. Lauber and Douglas D. Hommert agreed to act as Co-Trustees under each of the trusts. The Common Stock and New Warrants are held for investment purposes; however, each of the trusts may, depending upon the availability and price of the Common Stock or New Warrants, purchase additional Common Stock or New Warrants either in the open market or in private, negotiated transactions and exercise the warrants held by such trust in accordance with the terms thereof. In that respect, the Co-Trustees have filed a Notice of Change in Bank Control with the Board of Governors of the Federal Reserve System and have received prior approval to purchase additional shares and to exercise all of the warrants held by the trusts for shares of Common Stock of the Company.

Mr. P.A. Novelly, the grantor of the Capital Trust and the MDN Bank Trust and JJN Bank Trust became a Director of the Company on July 17, 1995. The Company has entered into a Plan and Agreement of Reorganization, dated as of June 20, 1995, as amended and restated on June 22, 1995 (the "Agreement"), with Union Planters Corporation, Memphis, Tennessee ("UPC"), which provides for the acquisition by UPC of all of the issued and outstanding stock of the Company. William G. Lauber and Douglas D. Hommert, as Co-Trustees of the Capital Trust, the PAN Bank Trust, the CNN Bank Trust, the JJN Bank Trust and the MDN Bank Trust entered into the Agreement for the sole purpose of committing to vote in favor of the transaction contemplated thereby.

Except as set forth in the Item 4, William G. Lauber, Douglas D. Hommert and the Trusts have no present plan or proposal which relates to or would result in (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (b) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (c) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, if any; (d) any material change in the capitalization or dividend policy of the Company; (e) any other material change in the Company's business or corporate structure;
(f) changes in the Company's charter, bylaws or instruments corresponding thereto or actions which may impede acquisition of control of the Company by any person; (g) a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (h) a class of securities of the Company to become eligible for a termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934; or (i) any action similar to those listed above.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

     Item 5 is hereby amended by deleting Item 5 in its entirety and inserting the following in lieu thereof.

(a)(b) The Capital Trust beneficially owns 391,942 shares of Common Stock of the Company (or approximately 12.3%<F1> of the outstanding shares of Common Stock).

[FN]
-------------------
     <F1>Based upon 3,100,253 shares of Common Stock outstanding as of
October 17, 1995.


                        Page 12 of 18 Pages

              The PAN Bank Trust beneficially owns 52,800 shares of Common Stock of the Company (or approximately 1.7%<F1> of the outstanding shares of Common Stock).

              The CNN Bank Trust beneficially owns 52,800 shares of Common Stock of the Company (or approximately 1.7%<F1> of the outstanding shares of Common Stock).

              The JJN Bank Trust beneficially owns 52,800 shares of Common Stock of the Company (or approximately 1.7%<F1> of the outstanding shares of Common Stock).

              The MDN Bank Trust beneficially owns 52,800 shares of Common Stock of the Company (or approximately 1.7%<F1> of the outstanding shares of Common Stock).

              As Co-Trustee of the above-described trusts, William G. Lauber beneficially owns 603,142 shares of Common Stock of the Company (or approximately 18.7%<F1> of the outstanding shares of Common Stock). Mr. Lauber possesses shared power to vote and dispose of all of the shares beneficially owned by him as Co-Trustee of the above-described trusts.

              As Co-Trustee of the above-described trusts, Douglas D. Hommert beneficially owns 603,142 shares of Common Stock of the Company (or approximately 19%<F1> of the
              outstanding shares of Common Stock).   Mr. Hommert
              possesses shared power to vote and dispose of all of the shares beneficially owned by him as Co-Trustee of the above-described trusts.

(c) On October 17, 1995, the Capital Trust exercised its 89,471 New Warrants and purchased 89,471 shares of Common stock of the Company at the per share price of $16.50.

              On October 17, 1995, each of PAN Bank Trust, the CNN Bank Trust, the JJN Bank Trust and the MDN Bank Trust exercised its respective New Warrants and purchased 10,150 shares of Common stock of the Company at the per share price of $16.50.

              William G. Lauber and Douglas D. Hommert, as Co-Trustees of the above-described trusts, acquired, through the exercise of the New Warrants by each of the Capital Trust, the PAN Bank Trust, the CNN Bank Trust, the JJN Bank Trust and the MDN Bank Trust, 130,471 shares of Common Stock of the Company on October 17, 1995 and for the per share price of $16.50 as described above.

(d) William G. Lauber and Douglas D. Hommert, as Co-Trustees of the trusts, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities of the described trusts due to their status as Co-Trustees.

[FN]
-------------------
     <F1>Based upon 3,100,253 shares of Common Stock outstanding as of
October 17, 1995.


                        Page 13 of 18 Pages

(e)           Not applicable.

              Each of the reporting persons disclaims beneficial ownership of any shares except those reported as owned by him or it and set forth opposite his or its name in
              Item 5(a) and this filing of this report shall not be construed as an admission to the contrary.

Item 6.  Contracts, Arrangements, Undertakings or Relationship's
------   -------------------------------------------------------
With Respect to Securities of the Issuer.
----------------------------------------

            Item 6 is hereby restated in its entirety as follows:

William G. Lauber and Douglas D. Hommert, as Co-Trustees of each of the described trusts, share investment and voting control of the Common Stock held by the described trusts.

Other than the trust agreements for each of the trusts, neither William G. Lauber nor Douglas D. Hommert has any contract, arrangement or understanding with any person with respect to the shares of Common Stock owned by him, including but not limited to the transfer or voting of such shares, finders fees, joint ventures, loan or option agreements, puts or calls, guarantees or profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

            Item 7 is hereby amended and restated in its entirety as follows:

            Exhibit I:  Joint Filing Agreement pursuant to
Rule 13-d-1(f) for this Amendment No. 3 to the Schedule 13D.

Signature
---------

            After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 25, 1995

                                 /s/   William G. Lauber
                                 -----------------------------------------------
                                            William G. Lauber

                                 /s/   Douglas D. Hommert
                                 -----------------------------------------------
                                            Douglas D. Hommert


                        Page 14 of 18 Pages

                                 Capital Trust dated February 4, 1994

                                 /s/   William G. Lauber, Trustee
                                 -----------------------------------------------
                                            William G. Lauber, Trustee

                                 /s/   Douglas D. Hommert, Trustee
                                 -----------------------------------------------
                                            Douglas D. Hommert, Trustee


                                 PAN Bank Trust dated February 11, 1994

                                 /s/   William G. Lauber, Trustee
                                 -----------------------------------------------
                                            William G. Lauber, Trustee

                                 /s/   Douglas D. Hommert, Trustee
                                 -----------------------------------------------
                                            Douglas D. Hommert, Trustee

                                 CNN Bank Trust dated February 11, 1994

                                 /s/   William G. Lauber, Trustee
                                 -----------------------------------------------
                                            William G. Lauber, Trustee

                                 /s/   Douglas D. Hommert, Trustee
                                 -----------------------------------------------
                                            Douglas D. Hommert, Trustee


                                 JJN Bank Trust dated February 4, 1994

                                 /s/   William G. Lauber, Trustee
                                 -----------------------------------------------
                                            William G. Lauber, Trustee

                                 /s/   Douglas D. Hommert, Trustee
                                 -----------------------------------------------
                                            Douglas D. Hommert, Trustee


                        Page 15 of 18 Pages

                                 MDN Bank Trust dated February 4, 1994

                                 /s/   William G. Lauber, Trustee
                                 -----------------------------------------------
                                            William G. Lauber, Trustee

                                 /s/   Douglas D. Hommert, Trustee
                                 -----------------------------------------------
                                            Douglas D. Hommert, Trustee


                        Page 16 of 18 Pages

                                       EXHIBIT I
                                       ---------

                                JOINT FILING AGREEMENT

                             Dated as of October 25, 1995


       The undersigned each hereby agree that the Amendment No. 3 to
Schedule 13D filed herewith, relating to the Common Stock, Par
Value $0.10 per share, and Common Stock Purchase Warrants of
Capital Bancorporation, Inc. is filed on behalf of each of the undersigned.

Dated:  October 25, 1995


                              /s/       William G. Lauber
                              --------------------------------------------------
                                        William G. Lauber

                              /s/       Douglas D. Hommert
                              --------------------------------------------------
                                        Douglas D. Hommert


                              Capital Trust dated February 4, 1994

                              /s/       William G. Lauber, Trustee
                              --------------------------------------------------
                                        William G. Lauber, Trustee

                              /s/       Douglas D. Hommert, Trustee
                              --------------------------------------------------
                                        Douglas D. Hommert, Trustee


                              PAN Bank Trust dated February 11, 1994

                              /s/       William G. Lauber, Trustee
                              --------------------------------------------------
                                        William G. Lauber, Trustee

                              /s/       Douglas D. Hommert, Trustee
                              --------------------------------------------------
                                        Douglas D. Hommert, Trustee


                        Page 17 of 18 Pages

                              CNN Bank Trust dated February 11, 1994

                              /s/       William G. Lauber, Trustee
                              -------------------------------------------------
                                        William G. Lauber, Trustee

                              /s/       Douglas D. Hommert, Trustee
                              --------------------------------------------------
                                        Douglas D. Hommert, Trustee


                              JJN Bank Trust dated February 4, 1994

                              /s/       William G. Lauber, Trustee
                              -------------------------------------------------
                                        William G. Lauber, Trustee

                              /s/       Douglas D. Hommert, Trustee
                              -------------------------------------------------
                                        Douglas D. Hommert, Trustee


                              MDN Bank Trust dated February 4, 1994

                              /s/       William G. Lauber, Trustee
                              --------------------------------------------------
                                        William G. Lauber, Trustee

                              /s/       Douglas D. Hommert, Trustee
                              --------------------------------------------------
                                        Douglas D. Hommert, Trustee


                        Page 18 of 18 Pages